Exhibit 02

SECURED CONVERTIBLE PROMISSORY NOTE

December 31, 2020

FOR VALUE RECEIVED, TODOS MEDICAL, LTD, an Israeli Company ("Borrower"), promises to pay to Harper Advance LLC ("Lender"), or its order, at its office located at 8484 Wilshire Blvd #630 Beverly Hills CA 90211, or at such other place as the holder hereof may designate, in lawful money of the United States of America, the principal sum of US$750,000 Dollars ("Aggregate Loan Amount"), which includes a 40% original issue discount (the "OID") (valued at US$300,000,) of the Loan Principal until paid in full in accordance with the terms, conditions and provisions as hereinafter set forth in this Convertible Promissory Note (this "Note"). The purchase price of the Note is $450,000 US dollars.

LOAN AGREEMENT. This Note is the "Promissory Note" described in that certain Secured Convertible Equipment Loan Agreement (the "Loan Agreement") of even date herewith, entered into by and between Borrower and Lender, and the other parties thereto, as it may be amended from time to time, and is subject to all of the terms and conditions thereof. All terms not defined herein shall have the same meaning as in the Loan Agreement.

PRINCIPAL PAYMENTS. The Company will repay the sum of Seven Hundred and Fifty Thousand dollars ($750,000) within 120 days of receipt of the loan ("Maturity Date"). Upon the Maturity Date, if the Note has been repaid, this Note will be null and void.

DEFAULT: If any of the following events of default ("Default") occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or Notice.

1. The failure of the borrower to pay the Aggregate Loan Amount when due;
2. The liquidation, dissolution, incompetency or death of the Borrower;
3. The filing of bankruptcy proceedings involving the Borrower as a debtor;
4. The application for the appointment of a receiver for the Borrower;
5. The making of a general assignment for the benefit of the Borrower's creditors;
6. The Insolvency of the Borrower;
7. A misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit; or
8. The sale of a material portion of the business or assets of the Borrower;

In addition, if the Borrower has any of the above Event of Defaults the Lender shall have the immediate right to (a) convert its debt into Borrower's Ordinary Shares. Such conversion shall be at two hundred Percent (200%) of the Aggregate Loan Amount, less any amount that has been repaid, at a default conversion price equal to the lowest closing price of the Borrower's Ordinary Shares in the ten (10) days prior to the conversion ("Conversion"); or (b) take possession and ownership of the Collateral; and in addition to (a) and (b) above, Investor may proceed to protect and enforce its rights or remedies by suit in equity or by action at law, or both, whether

for the specific performance of any covenant, agreement, or other provision contained herein, or to enforce the discharge of the Borrower's obligations hereunder, or any other legal or equitable right or remedy..

MATURITY DATE. The maturity date is 120 days from the receipt of funds from the lender to the borrower.

HOLIDAY. Whenever any payment to be made under this Note shall be due on a day other than a Business Day, including Saturdays, Sundays and legal holidays generally recognized by banks doing business in New York, then the due date for such payment shall be automatically extended to the next succeeding Business Day, and such extension of time shall in such cases be included in the computation of the interest portion of any payment due hereunder.

USURY SAVINGS CLAUSE. If any Court or Arbitrator rules that any provision of this Promissory Note or Loan Agreement would obligate the Borrower to make any payment of or on account of interest or other amount in an amount or calculated at a rate which would result in a receipt by any Holder of interest at a usurious rate or criminally usurious rate, then notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not so result in a receipt by such Holder of interest at a usurious rate or criminally usurious rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Holder, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Holder which would constitute interest.

PREPAYMENT. The principal amount of this Note may be prepaid in whole or in part. Any such prepayment shall not result in a re-amortization, deferral, postponement, suspension, or waiver of any and all principal or other payments due under this Note.

WAIVERS. Borrower hereby waives grace, diligence, presentment, demand, notice of demand, dishonor, notice of dishonor, protest, notice of protest, any and all exemption rights against the indebtedness evidenced by this Note and the right to plead any statute of limitations as a defense to the repayment of all or any portion of this Note, and interest thereon, to the fullest extent allowed by law.. No delay, omission or failure on the part of Lender in exercising any right or remedy hereunder shall operate as a waiver of such right or remedy or any other right or remedy of Lender.

AMENDMENT: GOVERNING LAW. This Note may be amended, changed, modified, terminated or canceled only by a written agreement signed by the party against whom enforcement is sought for any such action. This Note shall be governed by, and construed under, the Laws of the State of New York.

AUTHORITY. Borrower, and each person executing this Note on Borrower's behalf, hereby represents and warrants to Lender that, by its execution below, Borrower has the full power, authority and legal right to execute and deliver this Note and that the indebtedness evidenced hereby constitutes a valid and binding obligation of Borrower without exception or limitation. In the event that this Note is executed by more than one person or entity, the liability hereunder shall be joint and several. Any married person who is obligated on this Note, directly or indirectly, agrees that recourse may be had to such person's separate property in addition to any and all community property of such person.

USA PATRIOT ACT NOTICE. Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account or obtains a loan. Lender will ask for Borrower's legal name, address, tax ID number or social security number and other identifying information. Lender may also ask for additional information or documentation or take other actions reasonably necessary to verify the identity of Borrower or other related Persons.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Borrower executed this Note as of the day and year first above written.

BORROWER:

TODOS MEDICAL LTD

Name: Daniel Hirsch
Its: Chief Financial Officer